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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)
common stock, par value $0.01 per share
(Title of Class of Securities)
649604 10 5
(CUSIP Number)
Steven B. Schnall
David A. Akre
New York Mortgage Trust, Inc.
1301 Avenue of the Americas
New York, New York 10019
(212) 634-9400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	649604 10 5	Page	2	of

1	NAMES OF REPORTING PERSONS: Mr. Steven B. Schnall

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,768,583

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		458,043

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,768,583

WITH	10	SHARED DISPOSITIVE POWER:

		458,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,226,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	Page	3	of

1	NAMES OF REPORTING PERSONS: Steven B. Schnall Annuity Trust U/A March 25, 2004

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	###-##-####

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		458,043

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		458,043

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	458,043

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

ITEM 1. SECURITY AND ISSUER
     This statement related to shares of common stock, par value $0.01 per share (the “Shares”), of New York Mortgage Trust, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 1301 Avenue of the Americas, New York, New York 10019.
ITEM 2. IDENTITY AND BACKGROUND
(a) This statement is being filed by Steven B. Schnall (“Schnall”) and the Steven B. Schnall Annuity Trust U/A March 25, 2004 (the “Schnall Trust”) (Schnall and the Schnall Trust collectively, the “Reporting Persons”).
(b) — (c), (f) Schnall’s present principal occupation is President, Co- Chief Executive Officer and Chairman of the Board of Directors of New York Mortgage Trust, Inc., and the principal business where such employment is conducted is 1301 Avenue of the Americas, New York, New York 10019. Schnall is a citizen of the United States. The Schnall Trust is a Delaware trust whose business address is 1301 Avenue of the Americas, New York, New York 10019.
(d) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     On June 29, 2004, Schnall acquired 1,458,875 shares directly and 466,125 shares indirectly through the Schnall Trust as consideration for the contribution of Schnall’s and the Schnall Trust’s ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 71,352 shares of restricted stock to Schnall pursuant to the Issuer’s 2004 Stock Incentive Plan. No consideration was paid for these shares. On June 29, 2004, the Issuer awarded 123,550 stock options to Schnall pursuant to the Issuer’s 2004 Stock Incentive Plan. No consideration was paid for these options. The options have an exercise price of $9.00 per share. On June 29, 2004, Steven B. Schnall purchased and acquired 140,000 shares for cash through the Issuer’s directed share program at $8.37 per share. On June 29, 2004, Steven B. Schnall purchased and acquired 100 shares for cash at $8.75 per share through an open market purchase.
     Pursuant to a contribution agreement, Schnall forfeited 25,294 Shares owned directly and 8,082 Shares owned indirectly through the Schnall Trust for estimated minimum losses Issuer incurred as a result of defaults on residential mortgage loans originated by NYMC and closed prior to June 29, 2004.

ITEM 4. PURPOSE OF TRANSACTION
     On June 29, 2004, Schnall acquired 1,458,875 shares directly and 466,125 shares indirectly through the Schnall Trust as consideration for the contribution of Schnall’s and the Schnall Trust’s ownership interests in The New York Mortgage Company, LLC to the Issuer. On June 29, 2004, the Issuer issued 71,352 shares of restricted stock to Schnall pursuant to the Issuer’s 2004 Stock Incentive Plan. On June 29, 2004, the Issuer awarded 123,550 stock options to Schnall pursuant to the Issuer’s 2004 Stock Incentive Plan. On June 29, 2004, Schnall purchased and acquired 140,000 shares through the Issuer’s directed share program. On June 29, 2004, Schnall purchased and acquired 100 shares through an open market purchase. Both Schnall and the Schnall Trust acquired the shares set forth above for investment purposes and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired shares set forth above. Both Schnall and the Schnall Trust presently have no plan or proposal which relate to or would result in any of the events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As of February 22, 2005, Schnall was the record and beneficial owner of 2,226,626 Shares representing 12.2% of the issued and outstanding Shares of the Issuer. As of February 22, 2005, the Schnall Trust was the record and beneficial owner of 458,043 Shares representing 2.5% of the issued and outstanding Shares of the Issuer.
(b) Schnall has the sole power to vote and to dispose of 1,768,583 Shares. Schnall has shared voting power and shared dispositive power over 458,043 Shares. The Schnall Trust has the sole power to vote and to dispose of 0 Shares. The Schnall Trust has shared voting power and shared dispositive power over 458,043 Shares.
(c) — (e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     Pursuant to a contribution agreement, Schnall owns 27,756 Shares that are presently directly and 8,868 Shares indirectly through the Schnall Trust held in escrow to satisfy any indemnification claims the Issuer may have against the contributors of the NYMC membership interests under the contribution agreement during the escrow period for losses incurred by the Issuer as a result of defaults on residential mortgage loans originated by NYMC and closed prior to June 29, 2004. The escrow period for these shares will run through
December 31, 2006 or the date upon which all indemnification claims have been satisfied, whichever occurs first.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
     Exhibit 99.1 Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2006	REPORTING PERSONS:

/s/ STEVEN B. SCHNALL

STEVEN B. SCHNALL

STEVEN B. SCHNALL ANNUITY
TRUST U/A MARCH 25, 2004

	By:	/s/ STEVEN B. SCHNALL
	Name:	Steven B. Schnall
	Its:	Trustee